July 30, 2008

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Intelligent Systems Corporation Form 10-KSB for the Fiscal Year Ended December 31, 2007 Form 10-QSB for the Fiscal Quarter Ended March 31, 2008 File No. 001-09330

Dear Mr. Krikorian:

This letter responds to your letter of July 16, 2008 commenting on the above referenced filings of Intelligent Systems Corporation (the “Company”). Our response is set forth below.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008: General
Company Response:
The Company notes the Staff’s comment regarding the use of the proper form type and has reviewed the recent changes to rules affecting smaller company disclosure and filing requirements. We had misinterpreted the date on which we were required to transition to Form 10-Q and agree that we should have used Form 10-Q rather than Form 10-QSB for our quarterly filing for the period ended March 31, 2008. We have reviewed the filing requirements and concluded that our Form 10-QSB as filed for the quarter ended March 31, 2008 contains all required material information. We will use Form 10-Q for all future quarterly filings beginning with the quarter ended June 30, 2008.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008: Exhibits 31.1 and 31.2
Company Response:
The Company notes the Staff’s comments on the use of the exact wording in Exhibits 31.1 and 31.2 as required by Item 601(b)(31) of Regulation S-K. As requested, we confirm that J. Leland Strange and Bonnie L. Herron signed their respective certifications in their individual capacity. We will remove the titles in the introductory sentence from their respective certifications in future filings.

We have also reviewed the references to “annual” and “quarterly” reports in the certifications filed with our recent Form 10-KSB and Form 10-QSB and the exact language required by Item 601(b)(31) of Regulation S-K. We will revise the language in future filings of Form 10-Q and Form 10-K to remove such references to “annual” and “quarterly”.

We trust the foregoing is fully responsive to your comments. If you need any additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Bonnie L. Herron

Bonnie L. Herron
Chief Financial Officer